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EXHIBIT 12.1

IMCLONE SYSTEMS INCORPORATED

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended
	2007	2006	2005	2004	2003
Income (loss) before taxes	$95,291	$320,320	$88,074	$131,014	$(112,011)
Add:
Fixed charges	13,822	13,715	13,700	15,769	16,325
Amortization of capitalized interest	1,008	1,007	98	98	98
Less:
Interest capitalized during the period	19	2,640	5,394	6,087	6,059

Income (loss) before income taxes, as adjusted	$110,102	$332,402	$96,478	$140,794	$(101,647)

Fixed Charges:
Interest (gross), including amortization of debt issuance costs	12,072	11,963	11,963	14,520	15,184
Portion of rent representative of the interest factor	1,750	1,752	1,737	1,249	1,141

Fixed charges	$13,822	$13,715	$13,700	$15,769	$16,325

Deficiency of earnings available to cover fixed charges	$—	$—	$—	$—	$(117,972)

Ratio of earnings to fixed charges	8.0:1	24.2:1	7.0:1	8.9:1	—

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  EXHIBIT 12.1
IMCLONE SYSTEMS INCORPORATED RATIO OF EARNINGS TO FIXED CHARGES (in thousands)